GMEX ROBOTICS

NASDAQ: GMEX

GMEX Robotics

Revolutionizing Robotics with AI Integration



TRANSPORTATION & LOGISTICS

INDUSTRIAL AUTOMATION

RESOURCES EXPLORATION

AI-DRIVEN SOLUTIONS

Cutting-edge Robotics Solutions for Industries

About GMEX Robotics

GMEX ROBOTICS (formerly FITELL CORPORATION) is advancing from precision fitness engineering into advanced robotics — applying decades of motion, biomechanics, and hardware expertise to build intelligent machines with reliable performance and human-centric design.

We are a human performance technology company — not leaving fitness behind - but redefining it: moving from selling equipment to delivering measurable, personalized human performance transformation.

A strategic evolution from precision fitness hardware to intelligent robotic systems.

NASDAQ
Stock Listed

Sydney
HQ, Australia

Dual
Business Units

AI-First
Technology Focus

GMEX Robotics

Investment Highlights

- **Integrated "Terminal + Brain" Platform.** Robotics hardware + AI routing layer forming a closed-loop embodied intelligence system
- **Multi-Model Intelligence at Scale.** Dynamic model routing across navigation, vision, interaction, and vertical AI use cases
- **Hardware-Driven Data & Distribution Advantage.** Deployed robots act as high-frequency inference nodes generating continuous real-world data
- **Recurring, High-Margin Revenue Model.** Transition from hardware sales to subscriptions, OTA updates, and usage-based AI services
- **Defensible Moat & Infrastructure Positioning.** Dual data flywheel, strong network effects, and positioning as core AI infrastructure layer



Key Challenges in Robotics & Hardware

GMEX Robotics

1

Dumb Hardware & Fragmented Intelligence

Traditional robots lack dynamic, multi-model switching capabilities. Relying solely on edge computing makes them rigit and unadaptable to complex real-world scenarios.

2

Low-Margin Hardware Commoditization

The hardware manufacturing sector is trapped in severe price wars. Companies are limited to one-time hardware sales and struggle to capture recurring, high-margin software value.

3

Disconnected Data Silos

There is no unified system to seamlessly capture physical behavioral data (how robots interact) and AI inference data, losing the opportunity to build a powerful data moat.

Two Complimentary Business Units

Fitness Operations

Fitness equipment & precision products

- Precision fitness equipment
- Connected sensor-integrated machines
- Real-time biomechanics data capture
- Health & performance monitoring
- Foundation of GMEX motion expertise

GMEX ROBOTICS

Robotics solutions & intelligent machines

- AI-integrated robotic systems
- Transportation & Logistics automation
- Industrial & collaborative robots
- Resources exploration platforms
- 2FCulinary AI product line

GMEX Robotics

From Precision Hardware to Intelligent Systems

1
Precision Hardware

Modernizing foundational expertise — integrating sensors and connected systems to capture real-time movement and force data through precision fitness solutions.

2
Data & Robotics

Expanding into robotics — developing systems centered on actuation, sensor fusion, and machine learning that can operate in dynamic settings.

3
Intelligent Systems

Building robotics capabilities with responsive actuators, vision systems, and adaptive control algorithms — a versatile new pillar of our business.

GMEX Robotics

Engineering the Possible

At GMEX Robotics, we turn visionary questions into intelligent machines that perform reliably in the real world. We bridge visionary AI research with robust mechanical engineering.

1



Human-Augmentation First

Every system is designed to work alongside people — enhancing human capability rather than replacing it. Safety, ergonomics, and usability are non-negotiable.

2



Cross-Disciplinary Fusion

Our teams bring together AI researchers, mechanical engineers, biomechanics specialists, and software developers to create machines that work in the real world.

3


PHYSICAL DATA
AI ROUTING DATA

Iterative Prototyping

We believe in rapid cycles of building, testing, and refining. Every GMEX product goes through rigorous real-world validation before deployment.

GMEX Robotics

Competitive Advantages

Proven Hardware Heritage

Human-Centric Innovation

Evolved from durable precision fitness equipment to intelligent cobots. Robots designed to work alongside people — enhancing safety, productivity, and quality of life

Real-World Reliability

Cross-Disciplinary Fusion

Bridging visionary AI research with robust mechanical engineering, iterative prototyping, and proven principles to deliver deployable, high-performance solutions.

Comprehensive Transformation

End-to-End Logistics

Holistic supply chain automation: warehouse fulfillment, inventory management, material hauling, and last-mile delivery via sidewalk robots and drones.

High-Impact Industries

Versatile Applications

From collaborative industrial automation to resource exploration, GMEX pioneers multi-domain expertise as a strategic partner for resilient, adaptive workplaces.

GMEX Robotics

Four Core Solution Domains

1 Consumer Solutions

- Launched Cooking Robotics Platform in December 2025
- All-in-One Kitchen Robots
- Intelligent Culinary Robotics System
- Reduces Labor Intensity while Maintaining High-Quality Food Preparation

2 Transportation & Logistics

- Warehouse & Fulfillment Automation
- Intelligent Inventory Management
- Transportation & Material Hauling
- Last-Mile & Final Delivery

3 Collaborative & Industrial Automation

- Advanced Force-Torque Sensors
- AI & Machine Learning Integration
- Simplified No-Code Programming
- Digital Twins & Simulation

4 Resources Exploration & Excavation

- AI Path Planning & Navigation
- Precision Mining Technology
- GPS-Denied Terrain Operations
- Selective Precision Extraction

Consumer Solutions

2FCulinary AI

NEW Product Launch

AI-Driven Personal Robot Chef for Personalized Meals

Our First Robotic Product

GMEX Robotics has successfully launched 2FCulinary AI — our first robotic product. The 2F Culinary AI is designed to deliver personalized and nutrition-customizable meals, combining AI-driven recipe intelligence with precise robotic execution.

This marks a landmark milestone as we bridge our human performance expertise with intelligent robotic cooking systems.



Personalized Meals

AI customizes recipes based on nutritional needs, preferences, and dietary requirements

Nutrition-Customizable

Calorie and macro tracking built into the cooking process for health-conscious users.

Robotic Precision

Leverages GMEX motion expertise for consistent, repeatable high-quality food preparation.

Smart Integration

Connects to GMEX's broader ecosystem of health monitoring and performance platforms.

Transportation & Logistics

GMEX Robotics



GMEX robotics creates a seamless, automated flow of applications across the supply chain — transforming fundamental operations from manual processes into high-tech, efficient systems.

Warehouse & Fulfillment

Our robots turn manual labor into a high-tech symphony — automating picking, packing, and dispatch operations with precision and speed

Intelligent Inventory

GMEX robots continuously provide accurate stock-level visibility across facilities, eliminating costly over-ordering and stockouts

Material Hauling

Robots orchestrate effortless, safe transport of materials across entire facilities, reducing human exposure to heavy loads and hazards

Last-Mile Delivery

Sidewalk robots and drone delivery solutions are rapidly evolving into game-changing real-world applications for final delivery

Collaborative & Industrial Automation

GMEX Robotics

Advanced Sensors

Force-torque sensors allow robots to 'feel,' while 2D/3D vision systems enable bin-picking and precise guidance in complex environments.

AI & Machine Learning

Enables predictive maintenance, adaptive control (adjusting grip force), and vision-based quality inspection across production lines.

Simplified Programming

Lead-through teaching, graphical interfaces, and no-code platforms allow shop-floor workers to program robots without specialist training.

Mobile Robot Arms

Combining AMR mobility with manipulation arms for highly flexible material transport and task execution across a factory floor.

Digital Twins

Robots and entire workcells are virtually commissioned and optimized before physical deployment, reducing downtime and risk significantly.

Resources Exploration & Excavation

GMEX Robotics

AI-Powered Exploration

GMEX pioneers AI-driven robotic systems designed to operate in the most challenging and hazardous environments on Earth — from dense forests and mine shafts to deep-sea environments where GPS signals cannot reach.

Our platforms integrate advanced sensor fusion, computer vision, and adaptive AI to navigate, map, and extract resources with precision while maintaining strict environmental standards.



1 Path Planning

Real-time navigation in GPS-denied terrain — mine shafts, dense forests, deep-sea environments.

2 Precision Mining

Selective high-grade ore extraction while leaving low-grade material, dramatically improving efficiency.

3 Precision Extraction

AI vision systems selectively harvest mineral deposits while minimizing environmental disturbance.

Fitell Fitness: Cash Flow & Strategic Platform

1 What is Fitell Fitness

- Established e-commerce fitness and wellness platform
- Online retailer of gym and fitness equipment (2,000+ SKUs)
- 100,000+ customers with strong repeat purchasing trends
- Expanding ecosystem across equipment, digital fitness services, and mobile applications

2 Strategic Role Within GMEX Robotics

- Generates ~$XX in revenue to support infrastructure and fund robotics R&D
- Serves as a real-world lab for ergonomics, human movement, and daily routines
- Enhances brand visibility and investor engagement during GMEX's transition



Positioning

Bridges today's revenue base with tomorrow's robotics platform, supporting near-term stability while accelerating long-term innovation

GMEX Robotics

Our Growth Roadmap

PHASE 1

Fitell Foundation

Precision fitness hardware & biomechanics expertise

PHASE 2

GMEX Rebrand

Strategic pivot to robotics & AI-integrated systems

PHASE 3

2FCulinary AI Launch

First robotic product successfully deployed

PHASE 4

Industrial Scale

Full solutions across logistics, automation & mining

Looking Ahead

GMEX Robotics is building toward a future where intelligent machines augment human capability across every industry — from the factory floor to the kitchen counter. Our dual business model provides both near-term revenue stability and long-term exponential growth potential through AI and robotics innovation.

GMEX Robotics

Management Team

Yinying (Sam) Lu, Chief Executive Officer and Director

- Served as CEO since October 2023 and director since April 2022
- General manager of General Dynamics (GD) since April 2017, overseeing procurement, operations, marketing and financing
- Grew GD's customer database from 60,000 members in 2019 to over 100,000 in 2023
- Introduced Lion Loyalty, GD's VIP membership program

Chun Wai Edwin Tam, Chief Finance Officer

- Over 20 years experience in accounting, auditing, corporate and treasury management
- Fellow member of The Hong Kong Institute of Certified Public Accountants
- Fellow member of the Association of Chartered Certified Accountants
- Member of The Chartered Governance Institute in the United Kingdom

Jack Zeng, Chief Technology Officer

- Head of Technology at Fitell, driving commercialization and partnerships under CEO Sam Lu
- Founded and scaled tech ventures; delivered AI solutions to Fortune 500 clients
- Led global launches of advanced hardware and robotics across North America and Australia

Investment Summary

- **Integrated “Terminal + Brain” Platform.** Robotics hardware + AI routing layer forming a closed-loop embodied intelligence system
- **Multi-Model Intelligence at Scale.** Dynamic model routing across navigation, vision, interaction, and vertical AI use cases
- **Hardware-Driven Data & Distribution Advantage.** Deployed robots act as high-frequency inference nodes generating continuous real-world data
- **Recurring, High-Margin Revenue Model.** Transition from hardware sales to subscriptions, OTA updates, and usage-based AI services
- **Defensible Moat & Infrastructure Positioning.** Dual data flywheel, strong network effects, and positioning as core AI infrastructure layer



GMEX Robotics

Let's Build the Future Together

Pioneering the next generation of intelligent machines

Address: 23-25 Mangrove Lane, Taren Point, Sydney, NSW 2229

Website: fitellcorp.wixsite.com/gmexrobotics

Nasdaq: GMEX


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GMEX Robotics

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Ticker Symbol: **GMEX**

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"The future belongs to AI and robotics, and we are the pioneers shaping that future."

— GMEX Robotics Team